Exhibit 99.4

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 6 June 2005 it purchased for cancellation 125,000 of its ordinary shares at a price of 321.0078p pence per ordinary share.